UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND 2010

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

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REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of September 30, 2011 and 2010, and the related consolidated statements of income and cash flows for the nine-month periods ended September 30, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  As described in Note 3(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of September 30, 2011 and 2010 of the investees, which were reviewed by the other independent accountants.  Our review, insofar as it related to the investment income amounted to NT$412 million and NT$200 million, which represented 4.50% and 1.09% of the consolidated income from continuing operations before income tax for the nine-month periods ended September 30, 2011 and 2010, respectively, and the related long-term investment balances of NT$3,923 million and NT$4,742 million, which represented 1.41% and 1.78% of the total consolidated assets as of September 30, 2011 and 2010, respectively, are based solely on the reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 2 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

October 19, 2011

Notice to Readers

The accompanying unaudited consolidated financial statements are intended only to present the consolidated  financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated  financial statements are those generally accepted and applied in the Republic of China.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,				As of September 30,
Assets	Notes	2011	2010	Liabilities and Stockholders' Equity	Notes	2011	2010
Current assets				Current liabilities
Cash and cash equivalents	3(1)	$ 50,032,948	$ 52,928,400	Short-term loans	3(11)	$ 7,921,420	$ 4,136,533
Financial assets at fair value through profit or loss, current	3(2)	719,764	1,443,175	Financial liabilities at fair value through profit or loss, current	3(12)	1,201,270	1,987,590
Available-for-sale financial assets, current	3(5)	5,688,593	6,741,576	Notes and accounts payable		6,931,852	7,101,771
Notes receivable	1, 2	78,552	104,428	Income tax payable		1,151,987	1,081,597
Accounts receivable, net	1, 2, 3(3)	16,545,916	19,745,549	Accrued expenses		9,263,293	9,929,872
Accounts receivable-related parties, net	1, 2, 4	112,648	201,444	Payable on equipment		6,168,407	14,434,420
Other receivables	1, 2	1,003,582	569,637	Current portion of long-term liabilities	3(13), 3(14), 5	7,692,869	5,579,916
Inventories, net	3(4)	14,873,183	11,445,852	Deferred income tax liabilities, current		35,051	10,703
Prepaid expenses		1,433,087	987,606	Other current liabilities		885,694	1,091,498
Deferred income tax assets, current		568,878	967,004	Total current liabilities		41,251,843	45,353,900
Restricted assets		22,075	29,963
Total current assets		91,079,226	95,164,634	Long-term liabilities
				Bonds payable	3(13)	12,892,708	-
Funds and investments				Long-term loans	3(14), 5	7,243,280	808,100
Financial assets at fair value through profit or loss, noncurrent	3(2)	154,486	81,720	Total long-term liabilities		20,135,988	808,100
Available-for-sale financial assets, noncurrent	3(5), 3(10)	20,780,504	30,599,913
Financial assets measured at cost, noncurrent	3(6), 3(10)	8,269,909	7,678,610	Other liabilities
Long-term investments accounted for under the equity method	3(7), 3(10), 9(7)	8,289,369	11,835,105	Accrued pension liabilities		3,257,706	3,288,468
Prepayment for long-term investments		42,811	395,373	Deposits-in		14,672	20,455
Total funds and investments		37,537,079	50,590,721	Deferred income tax liabilities, noncurrent		34,805	13,888
				Other liabilities-others		161,986	182,733
Property, plant and equipment	3(8), 3(10), 4, 5, 6			Total other liabilities		3,469,169	3,505,544
Land		2,320,726	1,584,356	Total liabilities		64,857,000	49,667,544
Buildings		26,845,820	21,123,448
Machinery and equipment		550,055,616	475,973,728	Capital	3(15), 3(16)
Transportation equipment		71,285	69,508	Common stock		130,820,476	129,879,123
Furniture and fixtures		4,304,940	3,314,513	Capital collected in advance		7,210	-
Leasehold improvements		833,293	54,077	Additional paid-in capital	3(7), 3(13), 3(16)
Total cost		584,431,680	502,119,630	Premiums		44,492,851	44,203,728
Less : Accumulated depreciation		(456,425,879)	(425,885,988)	Treasury stock transactions		404,492	29,472
Less : Accumulated impairment		(3,150,337)	(1,816,039)	Change in equities of long-term investments		52,729	11,793
Add : Construction in progress and prepayments		17,855,856	40,004,767	Employee stock options		850,863	628,193
Property, plant and equipment, net		142,711,320	114,422,370	Stock options		638,835	-
				Retained earnings	3(7), 3(18)
Intangible assets				Legal reserve		3,442,856	1,064,881
Trademarks		187	-	Unappropriated earnings		20,332,968	20,788,234
Goodwill	3(10)	52,564	15,234	Adjusting items in stockholders' equity	3(5), 3(7), 3(15), 3(17)
Total intangible assets		52,751	15,234	Cumulative translation adjustment		(1,784,113)	(1,013,821)
				Unrealized gain or loss on financial instruments		16,039,898	27,192,225
Other assets				Treasury stock		(6,223,357)	(6,733,733)
Deferred charges		1,237,276	1,318,967	Total stockholders' equity of parent company		209,075,708	216,050,095
Deferred income tax assets, noncurrent		3,286,269	2,842,708
Other assets-others	3(9), 5	2,632,418	2,143,026	Minority interests		4,603,631	780,021
Total other assets		7,155,963	6,304,701	Total stockholders' equity		213,679,339	216,830,116

Total assets		$ 278,536,339	$ 266,497,660	Total liabilities and stockholders' equity		$ 278,536,339	$ 266,497,660

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month periods ended September 30,
	Notes		2011			2010
Operating revenues	4
Sales revenues			$89,610,555			$89,605,204
Less : Sales returns and discounts			(729,378)			(150,713)
Net Sales			88,881,177			89,454,491
Other operating revenues			1,763,563			2,551,303
Net operating revenues			90,644,740			92,005,794
Operating costs	3(4), 3(16)
Cost of goods sold			(71,179,210)			(64,338,766)
Other operating costs			(1,016,063)			(1,134,015)
Operating costs			(72,195,273)			(65,472,781)
Gross profit			18,449,467			26,533,013
Unrealized intercompany profit			(360)			-
Realized intercompany profit			360			51,009
Gross profit-net			18,449,467			26,584,022
Operating expenses	3(16)
Sales and marketing expenses			(2,316,374)			(1,949,928)
General and administrative expenses			(2,590,243)			(2,579,824)
Research and development expenses			(7,007,769)			(6,404,558)
Subtotal			(11,914,386)			(10,934,310)
Operating income			6,535,081			15,649,712
Non-operating income
Interest revenue			153,757			107,002
Dividend income			1,714,488			1,344,034
Gain on disposal of property, plant and equipment			29,408			43,961
Gain on disposal of investments	4		1,389,999			1,191,324
Exchange gain, net			429,352			-
Gain on valuation of financial assets	3(2)		-			19,948
Gain on valuation of financial liabilities	3(12)		961,457			-
Other income			807,249			625,175
Subtotal			5,485,710			3,331,444
Non-operating expenses
Interest expense	3(8)		(190,988)			(2,293)
Investment loss accounted for under the equity method, net	3(7)		(273,377)			(13,017)
Loss on disposal of property, plant and equipment			(9,192)			(5,411)
Exchange loss, net			-			(134,298)
Financial expenses			(47,522)			(53,856)
Impairment loss	3(10)		(1,956,721)			(47,280)
Loss on valuation of financial assets	3(2)		(340,983)			-
Loss on valuation of financial liabilities	3(12)		-			(308,076)
Other losses			(41,134)			(124,984)
Subtotal			(2,859,917)			(689,215)
Income from continuing operations before income tax			9,160,874			18,291,941
Income tax expense			(876,679)			(943,945)
Income from continuing operations			8,284,195			17,347,996
Extraordinary gain	9(6)		-			68,449
(the net amount after deducted tax expense 14,020 thousand)
Net income			$ 8,284,195			$ 17,416,445

Attributable to:
Stockholders of the parent			$ 9,629,498			$ 17,475,040
Minority interests			(1,345,303)			(58,595)
Net income			$ 8,284,195			$ 17,416,445

		Pre-tax	Post-tax		Pre-tax	Post-tax
Earnings per share-basic (NTD)	3(19)
Income from continuing operations			$0.84	$0.77		$1.46	$1.39
Extraordinary gain		-	-		0.01	0.01
Net income attributable to stockholders of the parent			$0.84	$0.77		$1.47	$1.40

Earnings per share-diluted (NTD)	3(19)
Income from continuing operations			$0.80	$0.73		$1.43	$1.36
Extraordinary gain		-	-		0.01	0.01
Net income attributable to stockholders of the parent			$0.80	$0.73		$1.44	$1.37

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2011	2010
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$9,629,498	$17,475,040
Net loss attributable to minority interests	(1,345,303)	(58,595)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Extraordinary gain	-	(82,469)
Depreciation	23,628,492	22,890,012
Amortization	331,393	420,289
Bad debt expenses (reversal)	256,714	(16,974)
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	1,119,520	(274,342)
Cash dividends received under the equity method	305,369	48,753
Investment loss accounted for under the equity method	273,377	13,017
Loss (Gain) on valuation of financial assets and liabilities	(620,474)	288,128
Impairment loss	1,956,721	47,280
Gain on disposal of investments	(1,389,999)	(1,191,324)
Gain on disposal of property, plant and equipment	(20,216)	(38,550)
Gain on disposal of non-current assets held for sale	(1,353)	-
Gain on reacquisition of bonds	(69,687)	-
Amortization of financial assets discounts	-	(7,253)
Amortization of bond discounts	215,361	169,643
Amortization of administrative expenses from syndicated loans	2,899	-
Exchange loss (gain) on financial assets and liabilities	75,140	(50,928)
Exchange loss (gain) on long-term liabilities	230,978	(126,464)
Exchange gain on disposal of non-current assets held for sale	(767)	-
Amortization of deferred income	(76,338)	(114,875)
Stock-based payment	639,848	466,036
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(69,740)	470,608
Notes receivable and Accounts receivable	2,631,359	(3,580,664)
Other receivables	(313,837)	(137,692)
Inventories	(2,763,944)	(2,091,721)
Prepaid expenses	(543,991)	(268,118)
Deferred income tax assets and liabilities	(92,560)	(79,926)
Notes and accounts payable	(564,833)	1,509,035
Accrued expenses	(2,687,042)	2,194,586
Other current liabilities	288,707	520,136
Accrued pension liabilities	(38,517)	28,132
Other liabilities-others	(15,468)	104,934
Net cash provided by operating activities	30,971,307	38,525,734

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(87,600)	(72,000)
Acquisition of available-for-sale financial assets	-	(232,095)
Proceeds from disposal of available-for-sale financial assets	1,971,781	2,403,218
Acquisition of financial assets measured at cost	(1,201,483)	(591,506)
Proceeds from disposal of financial assets measured at cost	411,654	229,131
Acquisition of long-term investments accounted for under the equity method	(1,031,571)	(222,315)
Proceeds from disposal of long-term investments accounted for under the equity method	-	157,734
Prepayment for long-term investments	(42,811)	(395,373)
Proceeds from capital reduction and liquidation of investments	111,633	48,563
Net cash received from acqusition of subsidiaries	29,350	445,176
Net cash paid for disposal of subsidiaries	(93,668)	(169,602)
Acquisition of minority interests	(18,964)	(265,240)
Acquisition of property, plant and equipment	(40,129,602)	(39,769,175)
Proceeds from disposal of property, plant and equipment	37,347	62,292
Proceeds from disposal of non-current assets held for sale	18,353	401,139
Increase in deferred charges	(223,795)	(331,950)
Decrease (increase) in restricted assets	1,687	(29,963)
Increase in other assets-others	(22,892)	(145,244)
Net cash used in investing activities	(40,270,581)	(38,477,210)

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2011	2010
(continued)

Cash flows from financing activities:
Increase in short-term loans	$3,788,615	$4,005,105
Proceeds from long-term loans	5,424,000	300,000
Repayments of long-term loans	(3,178,450)	(22,300)
Proceeds from bonds issued	14,423,000	-
Bond issuance costs	(60,818)	-
Redemption of bonds	-	(7,500,000)
Reacquisition of bonds	(804,302)	-
Cash dividends	(14,015,701)	(6,224,963)
Exercise employee stock options	986,505	2,542
Treasury stock acquired	-	(4,843,588)
Proceeds from disposal of treasury stock	14,306	21,245
Increase (decrease) in deposits-in	(9,568)	5,385
Increase in minority stockholders	222,064	672,580
Net cash provided by (used in) financing activities	6,789,651	(13,583,994)
Effect of exchange rate changes on cash and cash equivalents	1,271,466	310,910
Net decrease in cash and cash equivalents	(1,238,157)	(13,224,560)
Cash and cash equivalents at beginning of period	51,271,105	66,152,960
Cash and cash equivalents at end of period	$50,032,948	$52,928,400

Supplemental disclosures of cash flow information:
Cash paid for interest	$185,393	$211,954
Less: Cash paid for capitalized interest	(52,556)	(211,187)
Cash paid for interest excluding capitalized interest	$132,837	$767
Cash paid for income tax	$1,332,534	$116,238

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$33,740,094	$48,717,279
Discount on property, plant and equipment	(57,311)	(1,592)
Add: Payable at beginning of period	12,620,481	5,487,908
Less: Effect of disposal of subsidiaries	(5,255)	-
Less: Payable at end of period	(6,168,407)	(14,434,420)
Cash paid for acquiring property, plant and equipment	$40,129,602	$39,769,175

The accompanying notes are an integral part of the consolidated financial statements.

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UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement.  According to this order, the Company is only required to disclose the differences of accounting policies between the latest annual audited consolidated financial statements and the current ones and to disclose the consolidated entities.  The following items can be exempt from disclosures:

i.        History and organization;

ii.      Income tax;

iii.    Pension plan;

iv.    Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.      Attachments pertaining to significant transactions, investments, and investments in Mainland China.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2010, except those stated below:

General Descriptions of Reporting Entities

a.  Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements.  (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

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b.  The consolidated entities are as follows:

As of September 30, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	1.36
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	0.45
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
TLC	TOPCELL	Solar power cell manufacturing and sale	1.36
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD.	Energy Technical Services	100.00

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NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	91.04
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	72.16
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	65.63
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE A)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL	Solar power cell manufacturing and sale	51.05
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

9

As of September 30, 2010

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA) (UMC SAMOA) (NOTE B)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL) (NOTE C)	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	55.56
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MAP) (NOTE D)	IC Packaging	54.72
UNITRUTH	MAP	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	Sales and manufacturing of LED lighting	95.54
NBI	EVERRICH	Solar engineering integrated design services	92.25
NBI	UNISTARS	High brightness LED packages	65.63
NBI	TOPCELL	Sales and manufacturing of solar cell	57.00
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH – HK	Investment holding	100.00
EVERRICH–HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44

10

Note A: On April 1, 2011, UNITED LIGHTING merged with POWER LIGHT TECH CO., LTD. (PLT).  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING.

Note B: On November 4, 2010, UMC SAMOA has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UMC SAMOA is not included as a consolidated subsidiary as of September 30, 2011.

Note C: On March 25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting.  The liquidation of AWL was accounted for as an organization restructuring.  As such, the Company continues accounting for ownership of AWL under equity method and it is included as a consolidated subsidiary until the liquidation has been completed.  The liquidation was completed on August 30, 2011.

Note D: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and MAP is not included as a consolidated subsidiary as of September 30, 2011.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not properly classified in another receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date.  Effective January 1, 2011, the Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

11

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds.  For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability.  The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34), since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

12

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

Operating Segment Information

An operating  segment is a component of an entity that has the following characteristics:

a.  Engaging  in business activities from which it may earn revenues and incur expenses;

b. Whose  operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.  For  which discrete financial information is available.

2.  ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the nine-month period ended September 30, 2011.

Operating Segment Information

Effective from January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the nine-month periods ended September 30, 2011 and 2010.

13

3. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of September 30,
	2011	2010
Cash
Cash on hand	$5,070	$3,816
Checking and savings accounts	8,197,554	9,644,125
Time deposits	31,951,897	35,936,663
Subtotal	40,154,521	45,584,604

Cash equivalents	9,878,427	7,343,796
Total	$50,032,948	$52,928,400

(2)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of September 30,
	2011	2010
Current
Listed stocks	$224,647	$975,030
Corporate bonds	495,117	395,659
Forward contracts	-	72,486
Subtotal	719,764	1,443,175

Noncurrent
Preferred stocks	59,046	-
Convertible bonds	95,440	81,720
Subtotal	154,486	81,720
Total	$874,250	$1,524,895

During the nine-month periods ended September 30, 2011 and 2010, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a loss of NT$297 million and a gain of NT$33 million, respectively.

(3)  ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2011	2010

Accounts receivable

$17,531,385

$20,229,235

Less: Allowance for sales returns and discounts	(642,874)	(409,028)
Less: Allowance for doubtful accounts

(342,595)

(74,658)

Net

$16,545,916

$19,745,549

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(4)  INVENTORIES, NET

	As of September 30,
	2011	2010
Raw materials	$3,733,181	$1,743,007
Supplies and spare parts	2,387,630	2,205,507
Work in process	7,716,193	7,841,363
Finished goods	3,445,986	729,997
Total	17,282,990	12,519,874
Less: Allowance for loss on decline in market value and obsolescence	(2,409,807)	(1,074,022)
Net	$14,873,183	$11,445,852

a.       The Company recognized a loss of NT$836  million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the nine-month period ended September 30, 2011.  The Company previously recognized an inventory impairment loss prior to January 1, 2010.  However, the circumstances that caused the net realizable value of inventory to be lower than its cost reversed.  As a result, the Company recognized a reversal gain of NT$352 million for the nine-month period ended September 30, 2010.

b.      Inventories were not pledged.

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(5) AVAILABLE-FOR-SALE FINANCIAL ASSETS

As of September 30,

2011

2010

Current

Common stocks

$5,688,593

$6,741,576

Noncurrent

Common stocks

20,569,441

30,149,731

Depositary receipts

175,498

394,820

Funds

35,565

55,362

Subtotal

20,780,504

30,599,913

Total

$26,469,097

$37,341,489

During the nine-month periods ended September 30, 2011 and 2010, the net unrealized losses adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$9,007 million and NT$2,030 million, respectively.  Additionally, the Company recognized gains of NT$1,139 million and NT$1,166 million due to the disposal of available-for-sale assets during the nine-month periods ended September 30, 2011 and 2010, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6) FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of September 30,

2011

2010

Common stocks

$5,908,036

$5,016,975

Preferred stocks

1,919,210

2,023,013

Funds

442,663

612,027

Convertible bonds

-

26,595

Total

$8,269,909

$7,678,610

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009 and 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009.  In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA and TOPOINT will be removed on April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

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(7) LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a. Details of long-term investments accounted for under the equity method are as follows:

As of September 30,

2011

2010

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	722,371	50.00	-	-
LIST EARN ENTERPRISE INC.	9,255	49.00	9,549	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note B)	4,382	49.00	3,193	49.00
ALLIANCE OPTOTEK CORP.	79,469	47.99	193,727	48.43
MTIC HOLDINGS PTE. LTD.	238,762	46.49	259,672	46.49
YUNG LI INVESTMENTS, INC.	214,034	45.16	242,697	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,307,795	45.00	2,125,056	45.00
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note B)	649,956	45.00	241,933	50.00
ACHIEVE MADE INTERNATIONAL LTD.	58,609	44.06	48,910	48.54
WALTOP INTERNATIONAL CORP.	198,609	42.32	229,831	42.59
UNITECH CAPITAL INC.	704,467	42.00	821,409	42.00
LTI REENERGY CO., LTD. (LTI) (Note B)	4,000	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	2,603,851	36.49	3,293,910	36.49
UC FUND II	35,438	35.45	81,420	35.45
EXOJET TECHNOLOGY CORP.	102,911	34.32	68,899	37.52
SOLAR GATE TECHNOLOGY CO., LTD.	96,829	32.73	73,574	25.00
CTC CAPITAL PARTNERS I, L. P.	124,737	31.40	139,102	31.40
ANOTO TAIWAN CORP.	1,743	24.12	3,096	24.12
HIGH POWER LIGHTING CORP.	28,265	22.29	40,955	22.29
UNIMICRON HOLDING LIMITED	614,966	21.93	563,018	25.25
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note C)	61,953	12.52	63,502	12.52
TRANSLINK CAPITAL PARTNERS I L. P. (Note C)	97,621	10.36	76,495	10.55
CRYSTALWISE TECHNOLOGY INC.( CRYSTALWISE) (Note D)	90,973	4.25	-	-
UMCI LTD. (UMCI) (Note E)	-	-	-	100.00
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note F)	-	-	35,237	89.99
NEXPOWER TECHNOLOGY CORP.	-	-	3,064,049	45.79
AEVOE INTERNATIONAL LTD.	-	-	72,060	43.77
POWER LIGHT TECH CO., LTD.(PLT) (Note G)	-	-	48,365	42.62
CRYSTAL MEDIA INC.	-	-	35,446	31.99
Total	$8,289,369		$11,835,105

17

Note A: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2011.

Note B: The Company uses the equity method to account for its investment in SHANDONG HUAHONG, SHENYANG U-LIGHTING, UNITED HK and LTI, which are jointly controlled entities.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

Note D: The Company acquired 2,720 thousand shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013.

Note E:  On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on May 10, 2011.

Note F:  On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on June 23, 2011.

Note G: On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

b.    The change of investees’ equity was charged to the Company’s equity.  For the nine-month periods ended September  30, 2011 and 2010, the changes charged to additional paid-in capital were increases of NT$53 million and NT$12 million, respectively, and the changes charged to retained earnings were decreases of NT$16 million and NT$38 million, respectively.

c.     Total losses arising from investments accounted for under the equity method were NT$273 million and NT$13  million for the nine-month periods ended September 30, 2011 and 2010, respectively.  Investment income amounted to NT$412 million and NT$200  million for the nine-month periods ended September 30, 2011 and 2010, respectively, and the related long-term investment balances of NT$3,923 million and NT$4,742 million as of September 30, 2011 and 2010,respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d.    The long-term equity investments were not pledged.

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(8) PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,320,726	$-	$(297,088)	$2,023,638
Buildings	26,845,820	(11,462,548)	(1,081,031)	14,302,241
Machinery and equipment	550,055,616	(441,552,786)	(1,758,095)	106,744,735
Transportation equipment	71,285	(57,236)	-	14,049
Furniture and fixtures	4,304,940	(3,185,428)	(14,123)	1,105,389
Leasehold improvement	833,293	(167,881)	-	665,412
Construction in progress and prepayments	17,855,856	-	-	17,855,856
Total	$602,287,536	$(456,425,879)	$(3,150,337)	$142,711,320

	As of September 30, 2010
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$1,584,356	$-	$(280,120)	$1,304,236
Buildings	21,123,448	(10,030,797)	(1,027,015)	10,065,636
Machinery and equipment	475,973,728	(412,809,872)	(498,658)	62,665,198
Transportation equipment	69,508	(59,890)	-	9,618
Furniture and fixtures	3,314,513	(2,937,386)	(10,246)	366,881
Leasehold improvement	54,077	(48,043)	-	6,034
Construction in progress and prepayments	40,004,767	-	-	40,004,767
Total	$542,124,397	$(425,885,988)	$(1,816,039)	$114,422,370

a.    Total interest expense before capitalization amounted to NT$385 million and NT$271 million for the nine-month periods ended September 30, 2011 and 2010, respectively.

19

Details of capitalized interest are as follows:

	For the nine-month periods ended September 30,
	2011	2010
Land	$-	$383
Buildings	34	44,480
Machinery and equipment	192,312	223,415
Furniture and fixtures	1,661	701
Others	75	27
Total interest capitalized	$194,082	$269,006

Interest rates applied	1.02%~2.80%	1.00%~3.51%

b.    Please refer to Note 5 for property, plant and equipment pledged as collateral.

(9) OTHER ASSETS-OTHERS

	As of September 30,
	2011	2010
Leased assets	$1,015,178	$1,029,516
Long-term prepayment	533,520	53,293
Deposits-out	973,968	944,958
Others	109,752	115,259
Total	$2,632,418	$2,143,026

Please refer to Note 5 for Deposits-out pledged as collateral.

(10) IMPAIRMENT LOSS

	For the nine-month periods ended September 30,
	2011	2010
Available-for-sale financial assets, noncurrent	$34,560	$-
Long-term investments accounted for under the equity method	75,117	20,802
Financial assets measured at cost, noncurrent	323,846	26,478
Goodwill	284,321	-
Property, plant and equipment	1,238,877	-
Total	$1,956,721	$47,280

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$434 million and NT$47 million for its Available-for-sale financial assets, noncurrent, long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the nine-month periods ended September 30, 2011 and 2010.  As of September 30, 2011, the Company identified indicators of impairment at one of the subsidiaries due to its net operating profit being lower than expected.  The Company's impairment loss testing determined that the carrying amounts of goodwill and certain fixed assets exceeded their recoverable amounts.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$1,523 million.

20

(11) SHORT-TERM LOANS

As of September 30,

	2011	2010
Unsecured bank loans	$7,291,420	$4,136,533

	For the nine-month periods ended September 30,
	2011	2010
Interest rates	0.54%~2.38%	0.54%~2.35%

The Company’s unused short-term lines of credits amounted to NT$18,425 million and NT$12,992 million as of September 30, 2011 and 2010, respectively.

(12) FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2011	2010
Derivatives embedded in exchangeable bonds	$1,130,059	$1,987,590
Forward contracts	71,211	-
Total	$1,201,270	$1,987,590

During the nine-month periods ended September 30, 2011 and 2010, net gains (losses) arising from financial liabilities at fair value through profit or loss were a gain of NT$904 million and a loss of NT$278 million, respectively.

21

(13)  BONDS PAYABLE

	As of September 30,
	2011	2010
Unsecured exchangeable bonds payable	$6,169,568	$6,323,151
Unsecured convertible bonds payable	13,389,506	-
Less: Discounts on bonds payable	(1,263,489)	(1,012,835)
Total	18,295,585	5,310,316
Less: Current portion	(5,402,877)	(5,310,316)
Net	$12,892,708	$-

A.    On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$127.2 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

22

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange:

i.    Underlying Securities: Common shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD47.1615 per share on September 30, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.    On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$80 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

23

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange

i.    Underlying Securities: Common shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD96.1487 per share on September 30, 2011.

24

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a. Issue Amount: US$500 million

b. Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

25

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

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d. Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD3.4713 per ADS on September  30, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.    Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$6,169,568
2016	13,389,506
Total	$19,559,074

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(14)  LONG-TERM LOANS

a. Details of long-term loans are as follows:

Lender	As of September 30, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan	$525,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(3)	200,000	Bullet Repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(4)	400,000	Bullet Repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,200,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(1)	33,100	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(2)	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	75,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	175,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note)	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	9,542,100
Less: Administrative expenses from syndicated loans	(8,828)
Less: Current portion	(2,289,992)
Total	$7,243,280

	For the nine-month period ended September 30, 2011
Interest Rates	1.14%~2.30%

28

Lender	As of September 30, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,700	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	1,077,700
Less: Current portion	(269,600)
Total	$808,100

	For the nine-month period ended September 30, 2010
Interest Rates	1.28%~1.63%

Note: UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of September 30, 2011, the unused line of credit was NT$1.5 billion.

b.      The long-term loans on September 30, 2011 will be repaid by installments with the last payment on August 30, 2016.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2011(4th quarter and thereafter)	$256,983
2012	2,513,795
2013	3,115,644
2014	1,634,810
2015	884,809
2016	1,136,059
Total	$9,542,100

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c.       Please refer to Note 5 for property, plant and equipment pledged as collateral for long- term loans.

(15) CAPITAL STOCK

a.      UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of September 30, 2010, each at a par value of NT$10.

b.      UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2010.  The total number of common shares of UMC  represented by all issued ADSs was 1,148 million shares as of September 30, 2010.  One ADS represents five common shares.

c.      Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the nine-month period ended September 30, 2010.  The issuance process through the authority had been completed.

d.     On December  31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.      UMC had  26,000 million common shares authorized to be issued, and 13,082 million shares were issued as of September 30, 2011, each at a par value of NT$10.

f.       UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September  30, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2011.  One ADS represents five common shares.

g.      Among the employee stock option issued by UMC  on June 19, 2009, 94,135 thousand shares were exercised during the nine-month period ended September 30, 2011.  The issuance process through the authority had been completed.

h.      Among the employee stock option issued by UMC  on June 19, 2009, 721 thousand shares were exercised during the nine-month period ended September 30, 2011.  The issuance process through the authority had not been completed as of September 30, 2011, UMC  recorded the amount of shares under Capital collected in advance.

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(16)  EMPLOYEE STOCK OPTIONS

On October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
November 26, 2003	57,330	-	-	$33.70
March 23, 2004	33,330	-	-	$31.25
July 1, 2004	56,590	-	-	$28.24
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	-	-	$29.47
September 29, 2005	51,990	-	-	$26.89
January 4, 2006	39,290	12,900	8,994	$23.17
May 22, 2006	42,058	19,497	13,593	$25.19
August 24, 2006	28,140	10,695	7,456	$24.09
December 13, 2007	500,000	359,488	359,488	$18.03
June 19, 2009	300,000	165,699	165,699	$10.40
Total	1,206,738	568,279	555,230

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

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a.  A summary of the Company’s stock option plan and related information for the nine-month periods ended September 30, 2011 and 2010 is as follows:

	For the nine-month periods ended September 30,
	2011			2010
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	752,700	718,876	$16.05	861,771	809,566	$16.59
Exercised	(94,856)	(94,856)	$10.40	(141)	(141)	$18.03
Forfeited	(26,680)	(29,949)	$16.87	(47,802)	(44,381)	$16.58
Expired	(62,885)	(43,841)	$27.28	(41,694)	(29,068)	$29.15
Outstanding at end of period	568,279	555,230	$16.09	772,134	735,976	$16.09

Exercisable at end of period	341,706	328,962	$17.79	305,052	269,444	$20.44

b.   The information on the Company’s outstanding stock options as of September 30, 2011, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2005.12.22	$23.17~$25.19	43,092	30,043	0.59	$24.31	42,082	29,338	$24.30
2007.10.09	$18.03	359,488	359,488	2.20	$18.03	265,228	265,228	$18.03
2009.05.12	$10.40	165,699	165,699	3.72	$10.40	34,396	34,396	$10.40
		568,279	555,230	2.57	$16.09	341,706	328,962	$17.79

c.   The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the nine-month periods ended September 30, 2011 and 2010.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$188 million and NT$190 million using the fair value method in accordance with R.O.C. SFAS 39 for the nine-month periods ended September 30, 2011 and 2010.

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The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the nine-month period ended September 30, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$9,629,498	$9,622,049
Earnings per share (NTD)	$0.77	$0.73
Pro forma net income	$9,514,408	$9,546,959
Pro forma earnings per share (NTD)	$0.76	$0.73

	For the nine-month period ended September 30, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$17,475,040	$17,475,040
Earnings per share (NTD)	$1.40	$1.37
Pro forma net income	$17,261,566	$17,261,566
Pro forma earnings per share (NTD)	$1.38	$1.35

The fair value of the options outstanding as of September 30, 2011 and 2010 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

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(17)  TREASURY STOCK

a.   Changes in treasury stock during the nine-month periods ended September 30, 2011 and 2010 are as follows:

For the nine-month period ended September 30, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of September 30, 2011
For transfer to employees	457,934	-	-	457,934

For the nine-month period ended September 30, 2010

(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of September 30, 2010
For transfer to employees	221,909	300,000	-	521,909

b.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2011 and 2010, were 1,308 million shares and 1,299 million shares, while the ceiling amount were NT$68,673 million and NT$66,086  million, respectively.

c.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.  As of September 30, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.40 per share.  The closing price on September 30, 2011 was NT$11.40.

     As of September 30, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$13.85  per share.  The closing price on September 30, 2010 was NT$13.85.

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(18)  RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.   Payment of all taxes and dues;

b.   Offset prior years’ operation losses;

c.   Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.   Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e.   Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.    After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.   The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note: In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

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According to the regulation of Taiwan SFC, UMC  is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the nine-month periods ended September 30, 2011 and 2010, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of UMC’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2010 and 2009 were approved through the stockholders’ meeting held on June 15, 2011 and June 15, 2010, respectively.  The details of distribution are as follows:

	2010	2009
Cash Dividend	NT$1.12 per share	NT$0.50 per share
Employee bonus – Cash (in thousand NTD)	2,476,611	965,003
Directors’ remuneration (in thousand NTD)	21,402	9,584

Employee bonus and directors’ remuneration for 2010 and 2009 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 16, 2011 and March 17, 2010, respectively.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

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(19)  EARNINGS PER SHARE

For the nine-month period ended September 30, 2011, there were unsecured convertible bonds outstanding and for the nine-month periods ended September 30, 2011 and 2010, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the nine-month periods ended September 30, 2011 and 2010, are disclosed as follows:

	For the nine-month period ended September 30, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$10,504,782	$9,629,498	12,545,031	$0.84	$0.77
Effect of dilution
Employee bonus	$-	$-	211,061
Employee stock option	-	-	58,595
Unsecured convertible bonds	39,217	32,551	341,682
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$10,543,999	$9,662,049	13,156,369	$0.80	$0.73

	For the nine-month period ended September 30, 2010
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income from continuing operations	$18,350,354	$17,406,591	12,511,941	$1.46	$1.39
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$18,432,823	$17,475,040		$1.47	$1.40
Effect of dilution
Employee bonus	$-	$-	170,016
Employee stock option	-	-	89,858
Earnings per share-diluted
Income from continuing operations	18,350,354	17,406,591	12,771,815	$1.43	$1.36
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$18,432,823	$17,475,040		$1.44	$1.37

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4. RELATED PARTY TRANSACTIONS

(1)   Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee (liquidation completed on November 30, 2010)
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since July 2010)
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July, 2010)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February, 2010)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March, 2010)
CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee
UNIMICRON CORPORATION	Subsidiary’s director (since October, 2010)
JINING SUNRICH SOLARENERGY CORPORATION	Same general manager with subsidiaries (since October, 2010)
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October, 2010)

Note: On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

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(2) Significant Related Party Transactions

a. Operating revenues

	For the nine-month periods ended September 30,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$232,526	0	$619,218	1
Others	195,936	0	39,254	0
Total	$428,462	0	$658,472	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b. Accounts receivable, net

	As of September 30,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$47,762	0	$199,385	1
Others	65,123	1	3,502	0
Total	112,885	1	202,887	1
Less: Allowance for sales returns and discounts	(237)		(1,443)
Net	$112,648		$201,444

c. Significant asset transactions

	For the nine-month period ended September 30, 2011
	Item	Purchase price	Disposal amount	Disposal Loss
MAP	Purchase of fixed assets	$563,592	$-	$-

	For the nine-month period ended September 30, 2010
	Item	Purchase price	Disposal amount	Disposal Gain
SIS	Disposal of XGI stock	$-	$38,030	$14,690

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5.  ASSETS PLEDGED AS COLLATERAL

As of September 30, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	4,347	First Commercial Bank	Standby Letters of Credit
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,011,029	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,072,010	Bank of Taiwan, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	80,928	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	193,019	First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$12,878,395

40

As of September 30, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$639,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	86,335	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	2,914,358	Bank of Taiwan	Collateral for long- term loans
Total	$3,711,918

6.  COMMITMENT AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$5.5 billion.  Royalties and development fees payable in future years are NT$2.2 billion as of September 30, 2011.

(2)  The Company signed several construction contracts for the expansion of its factory premises.  As of September 30, 2011, these construction contracts amounted to approximately NT$9.0 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.6 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2011(4th quarter and thereafter)	$100,856
2012	391,324
2013	349,870
2014	305,324
2015	282,225
2016 and thereafter	1,726,872
Total	$3,156,471

(4)  On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities.  On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. ("HeJian") did not involve any investment or technology transfer.

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Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies.  However, no promise was made by UMC and no written agreement was made and executed.  Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC.  The stockholders’ meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC.  The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance.  The holding company of HeJian has put all such shares in escrow.  UMC was informed of such escrow on August 4, 2006.  The subscription price per share of the holding company of HeJian in the last offering was US$1.1.  Therefore, the total market value of the said shares is worth more than US$110 million.  However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow UMC to acquire and exercise.  In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA).  However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006.  On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC.  UMC had filed an administrative litigation case against MOEA on December 8, 2006.  Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007.  MOEA filed an appeal against UMC on August 10, 2007.  On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.  On July 21, 2010, Taipei High Administrative Court ruled against UMC, and UMC appealed the ruling on August 23, 2010.  The case is currently under the review of the Supreme Administrative Court.

(5)  UMC convened its Board of Directors meeting and stockholders’ meeting on April 29, 2009 and June 10, 2009, respectively, and approved the acquisition of all outstanding shares of HeJian ("Acquisition") through purchasing the holding company of HeJian.  Depending upon government approval, the Acquisition consisted of consideration of no more than US$285 million in the form of common shares, ADSs, or cash.  However, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADSs as payment options.  Furthermore, HeJian’s stockholders did not agree to accept cash-only payment.  As such, considering contractual timeliness and changes in the overall environment after signing the contract, the Board resolved at its Board of Directors meeting held on November 18, 2010 to terminate the Merger Agreement and sent out a termination notice in accordance with the Merger Agreement subsequent to the resolution.

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On March 16, 2011, in order to achieve its global market objectives, UMC’s Board of Directors approved an offer to the stockholders of Best Elite International Limited (Best Elite), the ultimate holding company of HeJian, to purchase up to 30% of the preferred shares of Best Elite based on the latest book value and market conditions.  Such offer and related progresses have also been reported to the stockholders’ meeting on June 15, 2011.  UMC will file the offer with government authorities based on related regulations and make progress announcements accordingly.

7. SIGNIFICANT DISASTER LOSS

None.

8. SIGNIFICANT SUBSEQUENT EVENT

None.

9. OTHERS

(1)  Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)  Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts.  The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

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The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years.  The floating rate is reset annually.

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

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Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)  Information of financial instruments

a. Fair value of financial instruments

	As of September 30,
	2011		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$50,032,948	$50,032,948	$52,928,400	$52,928,400
Financial assets at fair value through profit or loss	874,250	874,250	1,452,409	1,452,409
Receivables	17,740,698	17,740,698	20,621,058	20,621,058
Restricted assets	22,075	22,075	29,963	29,963
Available-for-sale financial assets	26,469,097	26,469,097	37,341,489	37,341,489
Financial assets measured at cost	8,269,909	-	7,678,610	-
Long-term investments accounted for under the equity method	8,289,369	8,094,509	11,835,105	11,282,239
Prepayment for long-term investments	42,811	-	395,373	-
Deposits-out	973,968	973,968	944,958	944,958

Derivative

Forward contracts	-	-	72,486	72,486

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	As of September 30,
	2011		2010
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Short-term loans	$7,921,420	$7,921,420	$4,136,533	$4,136,533
Payables	22,363,552	22,363,552	31,466,063	31,466,063
Capacity deposits due within one year	3,053	3,053	-	-
Bonds payable (current portion included)	18,295,585	15,954,469	5,310,316	5,644,979
Long-term loans (current portion included)	9,533,272	9,533,272	1,077,700	1,077,700

Derivative

Derivatives embedded in exchangeable bonds	1,130,059	1,130,059	1,987,590	1,987,590
Forward contracts	71,211	71,211	-	-

b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.        The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.       The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.     The fair value of long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.     The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

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v.       Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.    The fair value of bonds payable is determined by the market price or other information.

vii.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

viii.  The fair value of derivative financial instruments is based on the amount the Company expects  to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

c. The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

Non-derivative

Financial Instruments

	2011.09.30	2010.09.30	2011.09.30	2010.09.30
Financial assets
Financial assets at fair value through profit or loss	$874,250	$1,452,409	$-	$-
Available-for-sale financial assets	26,469,097	36,104,325	-	1,237,164
Long-term investments accounted for under the equity method	-	-	8,094,509	11,282,239
Financial liabilities
Bonds payable (current portion included)	-	-	15,954,469	5,644,979
Long-term loans (current portion included)	-	-	9,533,272	1,077,700

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	Active Market Quotation		Valuation Technique

Derivative

Financial Instruments

	2011.09.30	2010.09.30	2011.09.30	2010.09.30
Financial assets
Forward contracts	$-	$-	$-	$72,486

Financial liabilities
Derivatives embedded in exchangeable bonds	-	-	1,130,059	1,987,590
Forward contracts	-	-	71,211	-

d.  For the nine-month periods ended September 30, 2011 and 2010, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains of NT$975 million and NT$51 million, respectively.

e. During the nine-month periods ended September 30, 2011 and 2010, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$154 million and NT$107 million, respectively, while interest expense for the nine-month periods ended September 30, 2011 and 2010 were NT$385 million and NT$271 million, respectively.

(4)  UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.  UMC utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years.  The floating rate was reset annually.  The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

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b.  The details of forward contracts entered into by UMC are summarized as follows:

As of September 30, 2011

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 54 million	August 9, 2011 to October 19, 2011

As of September 30, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 118 million	August 16, 2010 to October 26, 2010

c.   Transaction risk

(a)  Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)  Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.  The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)  Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes.   Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

d.   The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of September  30, 2010, UMC’s interest rate swap agreements was classified as financial assets at fair value through profit or loss amounted to NT$0.  A related valuation gain of NT$0.2  million was recorded under non-operating income for the nine-month period ended September  30, 2010.

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As of September 30, 2011 and 2010, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$0 and NT$72  million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$71 million and NT$0, respectively.  And for the changes in valuation, a loss of NT$144 million and a gain of NT$123  million were recorded under non-operating expense and income for the nine-month periods ended September 30, 2011 and 2010, respectively.

(5)  Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2011 and 2010 are disclosed in Attachment 1.

(6) On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million.  In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN's noncurrent assets.  After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(7)  The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC. and LTI REENERGY CO., LTD., jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011 and September 28, 2011, respectively.  The summarized financial information which the Company recognized is as follows:

	As of September 30,
Items	2011	2010
Current assets	$684,578	$153,209
Noncurrent assets	2,139,112	408,719
Current liabilities	335,568	275,219
Long-term liabilities	381,636	41,587

	For the nine-month periods ended September 30,
Items	2011	2010
Revenues	$128,328	$13,669
Expenses	113,810	18,605

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(8)  The Company acquired controlling interests in MAP and TOPCELL through acquiring newly issued shares and UNITED LIGHTING OPTO-ELECTRONIC through business combination in February 2010, March 2010 and April 2011, respectively, and consolidated the income/earnings and expenses/losses of these three subsidiaries from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

Items	For the nine-month periods ended September 30,
	2011	2010
Cash paid for acquisition of subsidiaries	$-	$848,690
Add: Cash received from minority stockholders for acquiring newly issued shares	-	396,310
Less: Prepayment for long-term investments	-	(371,310)
Less: Cash balance of subsidiaries	(29,350)	(1,318,866)
Net cash received from acquisition of subsidiaries	$(29,350)	$(445,176)

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(9)  The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of September 30, 2011			As of September 30, 2010
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,117,187	30.44	$34,002,998	$870,763	31.19	$27,159,654
JPY	18,876,766	0.3959	7,472,507	23,583,851	0.3731	8,799,137
EUR	34,232	41.13	1,407,937	1,490	42.51	63,337
SGD	34,455	23.44	807,640	43,666	23.66	1,033,133
CNY	39,481	4.78	188,576	14,852	4.63	68,699

Non-Monetary items
USD	79,799	30.43	2,428,301	42,942	31.19	1,339,371
CHF	1,694	33.76	57,189	1,938	31.86	61,751

Long-term investments accounted for under the equity method
USD	99,269	30.37	3,014,841	128,457	31.14	4,000,521
SGD	10,210	23.39	238,761	10,977	23.66	259,671

Joint controlled entities
USD	21,435	30.32	649,956	7,789	31.06	241,933
CNY	154,585	4.70	726,753	-	-	-

Financial Liabilities
Monetary items
USD	600,373	30.53	18,327,962	787,781	31.29	24,649,443
JPY	7,875,713	0.3992	3,143,852	15,465,119	0.3772	5,833,442
EUR	10,769	41.45	446,425	30,054	42.74	1,284,420
SGD	35,262	23.62	832,895	34,831	23.84	830,363
CNY	33,200	4.80	159,495	27,097	4.65	126,121

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10. Operating Segment Information

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2011, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  Reportable segment information for the nine-month periods ended September 30, 2011 and 2010 are as follows:

	For the nine-month period ended September 30, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$83,711,719	$6,935,277	$90,646,996	$(2,256)	$90,644,740
Segment profit (loss)	9,504,416	(3,167,293)	6,337,123	1,947,072	8,284,195
Segment assets	258,309,659	29,394,942	287,704,601	(9,168,262)	278,536,339
				(Note)
Segment liabilities	48,669,853	16,229,177	64,899,030	(42,030)	64,857,000
Capital expenditure	33,880,559	6,249,043	40,129,602	-	40,129,602
Depreciation	22,390,864	1,237,628	23,628,492	-	23,628,492
Investment gain (loss) accounted for under the equity method	(2,057,592)	(162,857)	(2,220,449)	1,947,072	(273,377)
Income tax expense	869,267	7,412	876,679	-	876,679

	For the nine-month period ended September 30, 2010
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$91,732,154	$274,375	$92,006,529	$(735)	$92,005,794
Segment profit (loss)	17,445,330	(196,370)	17,248,960	167,485	17,416,445
Segment assets	264,649,525	4,671,794	269,321,319	(2,823,659)	266,497,660
				(Note)
Segment liabilities	48,460,587	1,240,842	49,701,429	(33,885)	49,667,544
Capital expenditure	38,688,134	1,081,041	39,769,175	-	39,769,175
Depreciation	22,889,521	491	22,890,012	-	22,890,012
Investment gain (loss) accounted for under the equity method	(91,913)	(88,589)	(180,502)	167,485	(13,017)
Income tax expense	939,893	4,052	943,945	-	943,945

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2011

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$40,374,387	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,277,468	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	850,508	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	227,007	-	0%

For the nine-month period ended September 30, 2010
	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$42,113,711	Net 60 days	46%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,713,225	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	831,786	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	238,508	-	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Sales	111,337	Month-end 90 Days	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Accounts receivable	74,452	-	0%

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

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